Exhibit 12.01

XCEL ENERGY INC.

STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income from continuing operations	$773,871	$693,024	$701,207	$706,720	$805,063
Add: Fixed charges	504,943	485,922	481,331	497,023	466,070
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	2,775	712	3,342	4,833	(2,644)
Earnings as defined	$1,276,039	$1,178,234	$1,179,196	$1,198,910	$1,273,777
Fixed charges:
Interest charges	$504,943	$485,922	$481,331	$474,292	$427,726
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	22,731	38,344
Total fixed charges	$504,943	$485,922	$481,331	$497,023	$466,070
Ratio of earnings to fixed charges	2.5	2.4	2.4	2.4	2.7